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                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (the "Registration Statement") for Sentinel Pennsylvania Tax-Free Trust (formerly ProvidentMutual Pennsylvania Tax-Free Trust) (the "Fund"), of our report relating to the financial statement and selected per share data and ratios appearing in the December 31, 1992 Annual Report to Shareholders of the Fund, which also is incorporated by reference into the Registration Statement. We also consent to the reference to us under the heading "Financial Highlights" in the Prospectus, which is also a part of the Registration Statement.


/s/ Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 27, 1997